Exhibit 99.2

August 25, 2005

To All Shareholders

Kiyoshi Morita, President and CEO

Daiichi Pharmaceutical Co., Ltd.

14-10, Nihonbashi 3-chome, Chuo-ku, Tokyo 103-8234

Request for Submission of Share Certificates in Connection with the Share Transfer

In accordance with the resolution by the ordinary general shareholders’ meeting held on June 29, 2005 (Wednesday), Daiichi Pharmaceutical Co., Ltd., and Sankyo Company, Limited, plan to jointly implement a share transfer on September 28, 2005, and thereby establish a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies will become wholly owned subsidiaries of DAIICHI SANKYO.

As a result of the share transfer, Daiichi’s share certificates will become void on September 28, 2005, when the share transfer is implemented in accordance with the Commercial Code of Japan and DAIICHI SANKYO’s share certificates (new share certificates) are allocated.

In this connection, we request that you review the attached Guide to the Submission of Share Certificates and then present all of your share certificates to Daiichi’s share transfer agent (UFJ Trust Bank Limited) within the share certificate submission period.

—————Information and Suggestions—————

1. In any of the following four cases, you are not required to submit share certificates.

(1) Shareholders who have deposited all share certificates with the Japan Securities Depository Center, Inc. (JASDEC)

(2) Shareholders who own only registered shares constituting less than one full unit

(3) Shareholders who own only shares for which application has been made for nonissuance of share certificates

(4) Shareholders whose situations correspond to combinations of cases (1), (2), and/or (3).

2. During the period of time from the submission of your share certificates until the receipt of new share certificates, you will not be able to sell or otherwise conduct transactions involving your shares. (New share certificates are scheduled to be sent out on November 16, 2005 (Wednesday)).

If you plan to sell your shares during that period, you may register by mid-September to deposit your share certificates with JASDEC. If you do so, you will be able to sell the new DAIICHI SANKYO shares allotted to you on or after the allotment date of September 28, 2005 (Wednesday). However, such sales will be possible only for full trading units of 100 shares.

3. Requests for the repurchase of shares not constituting a full unit may be made on or after September 28, 2005 (Wednesday), regardless of whether the share certificates are deposited with JASDEC.

Guide to the Submission of Share Certificates

1. Method of Allotting DAIICHI SANKYO COMPANY, LIMITED Shares

(1) Daiichi shareholders recorded in the final register of shareholders on the day before the share transfer—September 27, 2005 (Tuesday)—will be allocated 115.9 shares of DAIICHI SANKYO for every 100 shares of Daiichi (in other words, the share transfer ratio is 1.159 shares in the new company for each Daiichi share)

The trading unit for the new shares will be 100 shares.

[Example] If you have 1,234 shares in Daiichi:

Share transfer ratio: Daiichi 1 share = new company 1.159 share

1,234 Daiichi shares x 1.159 = 1,430.206 new company shares

(1) If you have 1,200 shares in certificates and 34 shares of registered stock and submit the 1,200 shares in certificates:

a. Regarding the 1,400 new company shares: You will be sent 14 share certificates, one for every 100 shares (the trading unit). This will be done without your specific instructions, and the share certificates are scheduled to be sent out on November 16, 2005 (Wednesday)

b. Regarding the remaining 30 full new company shares: These shares will be recorded in the register of beneficial shareholders as registered shares constituting less than one unit.

c. Regarding the 0.206 share: The cash proceeds from the sales of this fractional share will be paid to you.

(2) If you have deposited your shares with JASDEC

a. Regarding 1,430 shares in the new company: They will all be recorded in the register of beneficial shareholders as well as in your securities company account.

b. Regarding the 0.206 share: The cash proceeds from the sales of this fractional share will be paid to you.

(2) Regarding the cash proceeds from the sales of fractional shares:

The cash proceeds from the sales of fractional shares due to the allotment is to be paid in a lump sum in accordance with the legally stipulated method, and these proceeds are scheduled to be paid in or after mid-December.

2. Schedule of Share Transfer and Trading of Shares in the Market

The trading of shares in the market is scheduled to be as described in the following table. Please give due consideration in advance to scheduled temporary stock trading restrictions.

Date	Event	Trading of shares in the market
August 26 (Friday), 2005	Start of submission of share certificates of Daiichi	Daiichi stock may be traded on stock exchanges until September 20 (Tuesday).

September 20 (Tuesday), 2005	Final day of Daiichi stock trading

September 21 (Wednesday), 2005	Delisting date of Daiichi stock	From September 21 (Wednesday) trading of Daiichi stock on stock exchanges will not be possible.

September 27 (Tuesday), 2005	Final day for submissions of share certificates of Daiichi

September 28 (Wednesday), 2005	Effective date of share transfer Listing of DAIICHI SANKYO shares	DAIICHI SANKYO shares for which application has been made for registration with JASDEC by mid-September 2005 may be sold from September 28 (Wednesday).

November 16 (Wednesday), 2005	Start of new share allocation	Regarding stock for which certificates have been submitted, this stock may be sold from the time when the new share certificates are received.

3. Share Certificate Submission Time Period: August 26 (Friday) through September 27 (Tuesday), 2005

In the case of share certificate submissions by mail, submissions postmarked on September 27 (Tuesday), 2005, will be considered to have been submitted within the time period.

Please be aware that once the share certificates of Daiichi have been submitted, you will not be able to sell or otherwise conduct transactions involving your shares until you receive your new share certificates. (New share certificates are scheduled to be dispatched on November 16, 2005 (Wednesday)).

If you plan to sell your shares during that period, you may register by mid-September to deposit your shares with JASDEC. If you do so, you will be able to sell the new DAIICHI SANKYO shares allotted to you on or after the allotment date of September 28 (Wednesday), 2005.

However, such sales will only be possible for full trading units of 100 shares. Application for the repurchase of shares not constituting a full unit may be made from September 28 (Wednesday), 2005, regardless of whether or not the share certificates are deposited with JASDEC.

4. Offices Handling Stock Submissions and Inquiries

Office of stock transfer agent

UFJ Trust Bank Limited

Share Transfer Agency Department

10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Tel: +81-3-5683-5111

(Toll-free number in Japan: 0120-232-711)

Liaison offices

Branches of UFJ Trust Bank Limited

Head office and branches of Nomura Securities Co., Ltd.

(Please be aware that Daiichi itself will not directly handle these procedures.)

Due to a merger, UFJ Trust Bank will be renamed Mitsubishi UFJ Trust Bank from October 1, 2005, but this will not result in any changes to the share transfer procedures.

5. Method for Submitting Daiichi Share Certificates

(1) Submission Method

a. If you yourself submit share certificates

•	Complete the enclosed “Share Certificate Submission Form” and affix a registered seal impression (signature) where indicated on the form, place all your share certificates in the envelope, and send it to the office of the stock transfer agent or one of the liaison offices.

•	If the share certificates and “Share Certificate Submission Form” are to be sent by post, please use the enclosed envelope (addressed to a Tokyo post office box), and send it by simple registered mail. (The postage will be paid by the receiver, so no stamp need be used.)

If you have deposited your share certificates with JASDEC or you will deposit your share certificates with JASDEC by mid-September, you need not submit your share certificates.

Regarding the deposit of share certificates with JASDEC, we request that you consult with your securities company in a timely manner.

b. If your share certificates are entrusted for safekeeping at a securities company

•	Present the “Share Certificate Submission Form” and “Safekeeping Entrustment Form” (if you have such a form available) to your securities company and consult with them.

Suggestions Regarding the Submission of Share Certificates

(1) Please submit (or post) your share certificates to the office of the stock transfer agent or one of the liaison offices after having gathered all your share certificates together.

(2) If submitting share certificates, the transfer of which has not been registered, please be sure to attach a Share Transfer Request Form (along with Shareholder Card)*.

(3) Please be aware that, once share certificates have been submitted, it will be impossible to nullify the submission, return the certificates, change the name of the person submitting the certificates, or make any other such change.

(4) If your address has changed, please be sure to submit a Change of Address Form*.

*	These form can be obtained at the office of the stock transfer agent or one of the liaison offices. It can also be obtained over the Internet at the UFJ Trust Bank’s website—http://www.ufjtrustbank.co.jp/.

(2) Issuance of Receipt Tickets for Submitted Share Certificates

Receipts will be issued with respect to submitted share certificates. Please carefully preserve these receipts until you receive your new share certificates or official notice of your new share allocation.

However, the receipts may not be exchanged for new shares, sold, transferred, or pawned.

(3) Loss of Share Certificates or other Obstacles to Submission of Share Certificates

You may obtain new share certificates by going through such processes as the public objection advertisement process (Commercial Code, Article 368, Paragraph 2 and Article 216, Paragraph 1) or the share certificate loss registration process. Should you encounter such obstacles to submission, please be sure to directly contact the office of the stock transfer agent or one of the liaison offices before the end of the share certificate submission period (August 26 (Friday), 2005, through September 27 (Tuesday), 2005).

6. Time and Method of Delivery of New Share Certificates

New share certificates will be delivered in line with the following conditions.

(1) Your share certificates were submitted during the share submission period

New share certificates and a “Notice Regarding New Share Allotment due to Share Transfer” are scheduled to be sent to the registered address or address otherwise designated on November 16, 2005 (Wednesday). (New share certificates will be sent by registered mail.)

If your share certificates are deposited with JASDEC, then your securities company account will be credited with the allocated shares on the day of the share transfer (September 28, 2005 (Wednesday)).

Regarding the results of share allocations, please refer to the “Notice Regarding Share Allocation Due to Share Transfer,” which is scheduled to be sent on November 16, 2005 (Wednesday).

(2) Your share certificates were not submitted during the share submission period

From November 16, 2005 (Wednesday), the Company will begin procedures for accepting old share certificates and exchanging them for new share certificates. You are therefore requested to visit the office of the stock transfer agent for DAIICHI SANKYO or one of the liaison offices and request this service.

Please be aware that the issuance of new share certificates will require approximately 10 days.

In addition, those wishing to register the transfer of shares at the time of the exchange should attach a Share Transfer Request Form (and Shareholder Card).

(3) The sum of registered shares not constituting a full unit surpasses 100 shares

If you hold shares in both Daiichi and Sankyo and the sum of shares not constituting a full unit created through the separate allocations of shares in each of those companies surpasses 100 shares, then DAIICHI SANKYO will send you a share certificate representing a full unit of shares in or after early December by registered mail.

*	If your share certificates in both Daiichi and Sankyo are deposited with JASDEC, then the number of new shares will be recorded in your securities company account.

7. Requests for the Purchase of Shares Not Constituting Full Units and Supplemental Sales of Shares Not Constituting Full Units

(1) Requests for purchase of Daiichi Pharmaceutical shares not constituting a full unit

Date	Treatment of purchase requests
By September 20 (Tuesday), 2005	Based on Daiichi’s share handling regulations, the requests will be handled as previously.

From September 21 (Wednesday) through September 27 (Tuesday), 2005	Because trading in Daiichi shares on stock exchanges is scheduled to be terminated, requests for the purchase of shares not constituting a full unit will not be handled during this period of time.

*	If your share certificates are deposited with JASDEC, requests for the purchase of shares not constituting a full unit are submitted via your securities company, and you should ask your securities company about time-period limits for handling such requests.

(2) Requests for supplemental sales of Daiichi Pharmaceutical shares not constituting a full unit

Please be aware that Daiichi does not have a system for handling supplemental sales of shares not constituting a full unit.

(3) Requests for purchase of DAIICHI SANKYO shares not constituting a full unit

Date	Treatment of purchase requests
From September 28 (Wednesday) through November 15 (Tuesday), 2005	Requests will be handled based on DAIICHI SANKYO’s share handling regulations (The purchase price will be the closing price on the Tokyo Stock Exchange on the day when the purchase request application arrives at the office of the company’s share transfer agent or one of the liaison offices. If there are no transactions in the company’s stock on that day, then the price of the first subsequent transaction will be used).

Please be aware that the payment of this price is scheduled to be made on November 21, 2005 (Monday). If you have submitted your share certificates during the share certificate submission period, please present your request together with your receipt ticket from the submission process.

From November 16 (Wednesday), 2005	Requests will be handled based on DAIICHI SANKYO’s share handling regulations.

(4) Requests for supplemental sales of DAIICHI SANKYO shares not constituting a full unit

DAIICHI SANKYO will begin accepting requests for supplemental sales of its shares not constituting a full unit beginning from December 1, 2005 (Thursday). Requests cannot be accepted during the period from September 28, 2005 (Wednesday), through November 30, 2005 (Wednesday).

In addition, if the number of shares needed to respond to requests for supplemental sales of shares not constituting a full unit received on a single day exceeds the number of shares of treasury stock held by DAIICHI SANKYO on that day, it will not be possible to comply with all such requests on that day. Accordingly, those wishing to request supplemental sales of shares not constituting a full unit should consult with the stock transfer agent in advance.

8. Handling of Shareholders’ Reporting-Related Documents

Shareholder cards, beneficial shareholder cards, dividend payment specification sheets, and other reporting documents Daiichi Pharmaceutical has received from shareholders will all be transferred simultaneously to DAIICHI SANKYO on the share transfer date (September 28, 2005 (Wednesday)).

End